Exhibit 99.1

Hepsiburada Announces Second Quarter 2025 Financial Results

ISTANBUL, July 31, 2025 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the second quarter and the six months ended June 30, 2025.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three and six months ended June 30, 2025, including figures corresponding to the same periods of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of June 30, 2025. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at June 30, 2025 are as follows:

Date	Index	Conversion Factor
30 June 2025	3,132.2	1.00
31 December 2024	2,684.6	1.17
30 June 2024	2,319.3	1.35

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included under the “Highlights” sections as relevant. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Second Quarter 2025 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 11.9% to TRY 51.1 billion compared to TRY 45.6 billion in Q2 2024.

o	IAS 29-Unadjusted GMV increased by 52.2% to TRY 50.3 billion compared to Q2 2024.

•	Revenue increased by 22.6% to TRY 16,743.8 million compared to TRY 13,657.3 million in Q2 2024.

•	Number of orders (excluding digital products and HepsiExpress) increased by 8.1% to 18.9 million compared to 17.4 million in Q2 2024.

•	Average order value (excluding digital products) grew by 5.3% in Q2 2025 compared to Q2 2024.

•	Active Customers decreased by 0.8% to 12.0 million compared to 12.1 million as of June 30, 2024.

•	Active Customers (excluding digital products and HepsiExpress)[1] decreased by 1.2% to 11.6 million compared to 11.7 million as of June 30, 2024.

•	Order Frequency decreased by 11% to 9.3 compared to 10.5[2] as of June 30, 2024.

•	Order Frequency (excluding digital products and HepsiExpress)[1] increased by 4% to 6.9 compared to 6.7 as of June 30, 2024

•	Active Merchant base decreased by 0.7% to 100.3 thousand compared to 100.9 thousand as of June 30, 2024.

•	Share of Marketplace GMV was 68.2% compared to 71.1% in Q2 2024.

•	EBITDA increased by 41.6% to TRY 739.5 million compared to TRY 522.1 million in Q2 2024. Accordingly, EBITDA as a percentage of GMV was at 1.4%, a 0.3 percentage point improvement compared to 1.1% in Q2 2024.

o	IAS 29-Unadjusted EBITDA increased by 40.0% to TRY 1,102.6 million compared to TRY 787.4 million in Q2 2024. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q2 2025 decreased by 0.2 percentage points to 2.2% compared to 2.4% in Q2 2024.

•	Net loss for the period was TRY 723.8 million compared to a net loss of TRY 519.3 million for Q2 2024.

•	Free cash flow was an inflow of TRY 3,405.2 million compared to an outflow of TRY 870.4 million in Q2 2024.

First Half 2025 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) decreased by 2.5% to TRY 96.4 billion compared to TRY 98.8 billion in H1 2024.

o	IAS 29-Unadjusted GMV increased by 34.9% to TRY 92.1 billion compared to H1 2024.

•	Revenue increased by 5.9% to TRY 31,994.9 million compared to TRY 30,214.5 million in H1 2024.

•	Number of orders (excluding digital products and HepsiExpress) increased by 0.1% to 37.1 million compared to 37.1 million in H1 2024.

•	Average order value (excluding digital products) remained flat in H1 2025 compared to H1 2024.

•	Active Customers decreased by 0.8% to 12.0 million compared to 12.1 million as of June 30, 2024.

•	Active Customers (excluding digital products and HepsiExpress)[1] decreased by 1.2% to 11.6 million compared to 11.7 million as of June 30, 2024.

•	Order Frequency decreased by 11% to 9.3 compared to 10.5[2] as of June 30, 2024.

•	Order Frequency (excluding digital products and HepsiExpress)[1] increased by 4% to 6.9 compared to 6.7 as of June 30, 2024.

•	Active Merchant base decreased by 0.7% to 100.3 thousand compared to 100.9 thousand as of June 30, 2024.

•	Share of Marketplace GMV was 68.5% compared to 69.6% in H1 2024.

•	EBITDA decreased by 9.6% to TRY 854.8 million compared to TRY 945.7 million in H1 2024. Accordingly, EBITDA as a percentage of GMV was at 0.9%, a 0.1 percentage point decrease compared to 1.0% in H1 2024.

o	IAS 29-Unadjusted EBITDA increased by 21.6% to TRY 1,973.6 million compared to TRY 1,622.7 million in H1 2024. IAS 29-Unadjusted EBITDA as a percentage of GMV in H1 2025 decreased by 0.2 percentage points to 2.1% compared to 2.4% in H1 2024.

•	Net loss for the period was TRY 1,100.2 million compared to a net loss of TRY 710.7 million for H1 2024.

•	Free cash flow increased by 279.6% to an inflow of TRY 2,417.4 million compared to an inflow of TRY 636.9 million in H1 2024.

1 Going forward, we expect to report Active Customers (excluding digital products and HepsiExpress) instead of Active Customers and Order Frequency (excluding digital products and HepsiExpress) instead of Order Frequency because these metrics align better with management’s view of the business and with the way in which our controlling shareholder computes these metrics. See “Certain Definitions” for more information.

2 Order Frequency as of June 30, 2024 was reported as 10.6 in the Company’s earnings release for the second quarter of 2024 published on September 11, 2024. Following the recognition of returns and cancellations made within the legally mandated consumer return period, the figure has been revised to 10.5.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“In the second quarter, we observed a gradual recovery in consumer demand in the market. Amid this recovery, we achieved 8.1% order growth and GMV growth of 11.9%, partially offsetting the decreases observed in the first quarter. Our revenue increased by 22.6% during the quarter, fully offsetting the contraction seen in Q1 2025 and bringing our year-to-date revenue growth to 5.9%. Compared to last year, our gross contribution margin improved by 40 basis points (bps) in the second quarter and 130 bps in the first half of 2025, driven mainly by a more diversified revenue composition across e-commerce and logistics. Our EBITDA as a percentage of GMV increased by 30 bps during the quarter, reaching 1.4%, supported by our topline and margin growth and a 41.6% increase in EBITDA corresponding to a year-on-year increase of TRY 217.4 million.

In the second quarter, our net loss for the period increased by 39.4% compared to last year. This was mainly due to TRY 247.9 million in provision expenses compared to TRY 84.9 million in Q2 2024 and TRY 233.2 million in one-off expenses related to our global operations, and a TRY 206 million increase in net financial expenses (net of financial income), reflecting higher costs driven by increased competitiveness in end-user credit card installments, along with a decline in monetary gain and increased depreciation expenses compared to Q2 2024.

We remain focused on executing with discipline, driving sustainable growth, improving margins, and strengthening the fundamentals of our business.

We greatly value the continued support of our shareholders, the trust of our customers and partners, and the dedication of our entire team throughout the quarter.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and unaudited financial data as of and for the three months ended June 30, 2025 and June 30, 2024, and the six months ended June 30, 2025 and June 30, 2024 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on June 30, 2025 (in accordance with IAS 29) unless otherwise indicated.

(in TRY million unless indicated otherwise)	Three months ended June 30,				Six months ended June 30,
	unaudited				unaudited
	2025	2024	y/y %		2025	2024	y/y %
GMV (TRY in billions)	51.1	45.6	11.9%		96.4	98.8	(2.5)%
Marketplace GMV (TRY in billions)	34.8	32.4	7.3%		66.0	68.8	(4.0)%
Share of Marketplace GMV (%)	68.2%	71.1%	(2.9	)pp	68.5%	69.6%	(1.1	)pp
Number of orders excl. digital products and HepsiExpress (millions)	18.9	17.4	8.1%		37.1	37.1	0.1%
Active customers excl. digital products and HepsiExpress (millions)	11.6	11.7	(1.2)%		11.6	11.7	(1.2)%
Revenue	16,743.8	13,657.3	22.6%		31,994.9	30,214.5	5.9%
Gross contribution	6,335.4	5,467.9	15.9%		11,977.5	11,037.0	8.5%
Gross contribution margin (%)	12.4%	12.0%	0.4	pp	12.4%	11.2%	1.3	pp
Net loss for the period	(723.8)	(519.3)	39.4%		(1,100.2)	(710.7)	54.8%
EBITDA	739.5	522.1	41.6%		854.8	945.7	(9.6)%
EBITDA as a percentage of GMV (%)	1.4%	1.1%	0.3	pp	0.9%	1.0%	(0.1	)pp
Free Cash Flow	3,405.2	(870.4)	(491.2)%		2,417.4	636.9	279.5%

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders (excluding digital products and HepsiExpress) and Active Customers in the “Certain Definitions” section of this press release.

Subsequent Events

Cash settlement of equity awards

On July 4, 2025, the Board of Directors approved the settlement of certain previously granted share based payment awards that became due and payable under the completed First, Second and Third periods of the existing Incentive Plan of the Company. As per the resolution, these rewards are settled by way of cash payments, instead of equity instruments, to entitled persons, with respect to 5,805,452 ADSs.

Senior management change

Erkin Aydın has decided to step down from his role as CEO of our subsidiary, Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”) to pursue other opportunities. He will continue to lead the company until August 31, 2025 to facilitate an orderly transition.

ESG Actions

In Q2 2025, Hepsiburada continued its support in social, commercial and economic areas.

The “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program increased by an additional 1,790 women. To date, the TEWE program has supported approximately 65 thousand women entrepreneurs. Furthermore, as of June 30, 2025, the number of women’s cooperatives on our platform had reached 308.

As the official sponsor of the Turkish National Women’s and Men’s Basketball Teams, Hepsiburada launched the “From the Court to the Paw” project in partnership with the Turkish Basketball Federation. Throughout the FIBA EuroBasket 2025 Championship, pet food will be donated to the Kurtaran Ev Association for every point scored by the national teams.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Revenue

(in TRY million unless indicated otherwise, unaudited)	Three months ended June 30,			Six months ended June 30,
	2025	2024	y/y %	2025	2024	y/y %
Sale of goods[1] (1P)	11,127.0	8,887.3	25.2%	20,861	20,329	2.6%
Marketplace revenue[2] (3P)	1,844.7	1,759.5	4.8%	3,713	3,912	(5.1)%
Delivery service revenue	2,619.2	2,097.5	24.9%	5,088	4,443	14.5%
Other	1,152.9	913.0	26.3%	2,332	1,530	52.5%
Revenue	16,743.8	13,657.3	22.6%	31,994.9	30,214.5	5.9%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue increased by 22.6% to TRY 16,743.8 million in Q2 2025 compared to TRY 13,657.3 million in Q2 2024. This was due to a 25.2% increase in our (1P) revenue (comprising 66.5% of total revenue), a 4.8% increase in our (3P) revenue (comprising 11% of total revenue), a 24.9% increase in delivery service revenue (comprising 15.6% of total revenue) and a 26.3% increase in other revenue (comprising 6.9% of total revenue) compared to Q2 2024.

The 21.8% increase in 1P and 3P revenue compared to Q2 2024 was mainly due to targeted marketing initiatives and a gradual recovery in consumer demand compared to Q1 2025.

The 24.9% increase in delivery service revenue compared to Q2 2024 was mainly due to an increase in delivery service revenue from the off-platform customers of Hepsijet.

The rise in other revenue was mainly attributable to growth in our Hepsiburada Premium subscription revenues.

Gross Contribution

(in TRY million unless indicated otherwise, unaudited)	Three months ended June 30,				Six months ended June 30,
	2025	2024	y/y %		2025	2024	y/y %
Revenue	16,743.8	13,657.3	22.6%		31,994.9	30,214.5	5.9%
Cost of inventory sold	(10,408.4)	(8,189.4)	27.1%		(20,017.4)	(19,177.5)	4.4%
Gross Contribution	6,335.4	5,467.9	15.9%		11,977.5	11,037.0	8.5%
Gross contribution margin (% of GMV)	12.4%	12.0%	0.4	pp	12.4%	11.2%	1.3	pp

The Gross Contribution margin improved by 0.4pp to 12.4% in Q2 2025 compared to 12.0% in Q2 2024. This margin improvement was mainly attributable to a 0.5pp increase in delivery service revenue.

The table below shows the monthly inflation rates in 2025 and 2024.

Consumer Inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	July	Aug	Sep	Oct	Nov	Dec
2025	5%	2%	2%	3%	2%	1%
2024	7%	5%	3%	3%	3%	2%	3%	2%	3%	3%	2%	1%

Source: Data as announced by TurkStat

As of June 30, 2025, the annual inflation rate published by TurkStat was 35.1%, declining from 71.6% as of June 30, 2024, and 38.1% as of March 31, 2025. The monthly inflation rates during the second quarter of 2024 were 3.0%, 1.5% and 1.4% in April, May and June, respectively.

Operating Expenses

The table below shows our operating expenses for the three months and six months ended June 30, 2025 and 2024 in absolute terms and as a percentage of GMV:

(in TRY million unless indicated otherwise, unaudited)	Three months ended June 30,				Six months ended June 30,
	2025	2024	y/y %		2025	2024	y/y %
Cost of inventory sold	(10,408.4)	(8,189.4)	27.1%		(20,017.4)	(19,177.5)	4.4%
% of GMV	(20.4)%	(17.9)%	(2.4	)pp	(20.8)%	(19.4)%	(1.4	)pp
Shipping and packaging expenses	(1,792.4)	(1,656.9)	8.2%		(3,533.8)	(3,453.1)	2.3%
% of GMV	(3.5)%	(3.6)%	0.1	pp	(3.7)%	(3.5)%	(0.2	)pp
Payroll and outsourced staff expenses	(1,813.0)	(1,627.0)	11.4%		(3,819.3)	(3,379.8)	13.0%
% of GMV	(3.6)%	(3.6)%	0.0	pp	(4.0)%	(3.4)%	(0.6	)pp
Advertising expenses	(1,101.8)	(1,127.9)	(2.3)%		(2,109.3)	(2,174.3)	(3.0)%
% of GMV	(2.2)%	(2.5)%	0.3	pp	(2.2)%	(2.2)%	(0.0	)pp
Technology expenses	(175.6)	(205.3)	(14.5)%		(349.5)	(396.4)	(11.8)%
% of GMV	(0.3)%	(0.4)%	0.1	pp	(0.4)%	(0.4)%	(0.0	)pp
Depreciation and amortization	(705.4)	(565.8)	24.7%		(1,402.2)	(1,132.6)	23.8%
% of GMV	(1.4)%	(1.2)%	(0.1	)pp	(1.5)%	(1.1)%	(0.4	)pp
Other operating expenses, net	(713.1)	(328.7)	116.9%		(1,310.9)	(687.7)	90.6%
% of GMV	(1.4)%	(0.7)%	(0.7	)pp	(1.4)%	(0.7)%	(0.7	)pp
Operating expenses, net	(16,709.7)	(13,701.0)	22.0%		(32,542.4)	(30,401.4)	7.0%
Operating expenses, net, as a % of GMV	(32.7)%	(30.0)%	(2.7	)pp	(33.8)%	(30.8)%	(3.	)pp

Operating expenses, net, increased by 22.0% to TRY 16,709.7 million in Q2 2025 compared to TRY 13,701.0 million in Q2 2024. While cost of inventory sold increased by 27.1%, sales of goods grew by 25.2%. The main driver for the increase in operating expenses in Q2 2025 was the recognition of TRY 247.9 million in provision expenses compared to TRY 84.9 million last year and TRY 233.2 million in one-off expenses related to our global operations. For the 1st half of 2025 total provision expenses were TRY 413 million compared to TRY 139 million in the 1st half of 2024.

Net Loss for the Period

Net loss for the period was TRY 723.8 million in Q2 2025, compared to a net loss of TRY 519.3 million in Q2 2024. This negative change was mainly due to a TRY 206.2 million increase in net financial expenses (net of financial income) relating to higher commission expenses due to early collection of credit card receivables and a TRY 76.0 million decrease in monetary gain, partially offset by a TRY 77.7 million decrease in operating losses.

EBITDA

EBITDA as a percentage of GMV increased by 0.3 pp in Q2 2025 to 1.4% in Q2 2025, compared to 1.1% in Q2 2024. EBITDA grew by 41.6%, or TRY 217.4 million, to TRY 739.5 million in Q2 2025 from TRY 522.1 million in Q2 2024. These increases were driven by a 0.4pp rise in Gross Contribution margin, a 0.1pp decline in shipping and packaging expenses, a 0.1pp decline in technology expenses and a 0.3pp decline in advertising expenses, partially offset by a 0.7pp increase other operating expenses, due to (i) higher expected credit losses’ provisions and (ii) global operations provisions, in each case as a percentage of GMV.

Free Cash Flow

Our Free Cash Flow increased to an inflow of TRY 3,405.2 million in Q2 2025 from an outflow of TRY 870.4 million in Q2 2024. The increase was mainly driven by a TRY 4,193.3 million increase in net cash provided by operating activities and a TRY 82.2 million decrease in tangible and intangible asset acquisitions.

Other Key Operational and Financial Metrics

(in TRY billion unless indicated otherwise, unaudited)	Three months ended June 30,			Six months ended June 30,
	2025	2024	y/y %	2025	2024	y/y %
GMV - Kaspi definition (TRY in billions)[1]	41.7	35.9	16.1%	78.2	78.6	(0.5)%
Marketplace GMV - Kaspi definition (TRY in billions)[1]	28.6	25.5	12.1%	53.7	54.7	(1.8)%
Number of orders excluding digitals – Kaspi definition (millions)[1]	17.2	16.0	7.4%	33.8	34.6	(2.3)%

1: Our controlling shareholder, Kaspi, uses key operational metric definitions that differ in some respects from those used by the Company. Please see the “Certain Definitions” section for definitions of the metrics shown here.

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025 unless otherwise indicated. Unaudited.)

	30 June 2025	31 December 2024
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,089,643	7,875,699
Restricted cash	133,915	157,826
Financial investments	1,814,989	2,782,373
Trade and loan receivables	5,726,495	5,886,941
Due from related parties	-	16,987
Inventories	7,400,171	7,002,139
Contract assets	52,709	52,190
Other current assets	791,977	557,833
Total current assets	23,009,899	24,331,988
Non-current assets:
Property and equipment	860,779	970,043
Intangible assets	3,646,595	3,569,112
Right of use assets	1,555,737	1,516,487
Trade and loan receivables	52,309	102,200
Other non-current assets	47,534	14,473
Total non-current assets	6,162,954	6,172,315
Total assets	29,172,853	30,504,303
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1,219,434	1,963,256
Lease liabilities	550,681	477,294
Wallet deposits	178,219	207,221
Trade payables and payables to merchants	18,585,446	17,470,464
Due to related parties	-	15,099
Provisions	158,651	253,249
Employee benefit obligations	486,681	609,182
Contract liabilities and merchant advances	2,238,580	2,224,908
Other current liabilities	1,565,118	1,964,589
Total current liabilities	24,982,810	25,185,262
Non-current liabilities:
Bank borrowings	0	0
Lease liabilities	664,799	681,009
Employee benefit obligations	182,146	179,421
Other non-current liabilities	499,434	583,307
Total non-current liabilities	1,346,379	1,443,737
Equity:
Share capital	840,006	840,006
Other capital reserves	1,352,833	1,284,234
Share premiums	24,397,579	24,397,579
Treasury shares	(286,104)	(286,104)
Accumulated deficit	(23,460,650)	(22,360,411)
Total equity	2,843,664	3,875,304
Total equity and liabilities	29,172,853	30,504,303

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025 unless otherwise indicated. Unaudited.)

	Three Months Ended		Six Months Ended
	30 June 2025	30 June 2024	30 June 2025	30 June 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	16,743,771	13,657,320	31,994,883	30,214,548

Operating expenses
Cost of inventory sold	(10,408,359)	(8,189,385)	(20,017,409)	(19,177,518)
Shipping and packaging expenses	(1,792,364)	(1,656,864)	(3,533,767)	(3,453,113)
Payroll and outsource staff expenses	(1,813,021)	(1,627,049)	(3,819,285)	(3,379,770)
Advertising expenses	(1,101,825)	(1,127,881)	(2,109,251)	(2,174,322)
Technology expenses	(175,606)	(205,348)	(349,497)	(396,388)
Depreciation and amortization	(705,408)	(565,766)	(1,402,221)	(1,132,598)
Other operating income	107,711	97,098	220,647	186,333
Other operating expenses	(820,846)	(425,754)	(1,531,505)	(874,027)

Operating (loss) / income	34,053	(43,629)	(547,405)	(186,855)

Financial income	1,130,867	811,322	2,166,600	2,010,468
Financial expenses	(2,356,065)	(1,830,307)	(4,239,651)	(3,797,138)
Monetary gains	467,322	543,287	1,520,217	1,262,806

(Loss)/income before income taxes	(723,823)	(519,327)	(1,100,239)	(710,719)

Taxation on income	-	-	-	-

(Loss)/income for the period	(723,823)	(519,327)	(1,100,239)	(710,719)

Basic and diluted loss per share	(2.3)	(1.6)	(3.4)	(2.2)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	-	-	-	(44.0)
Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-	-	-

Total comprehensive (loss)/income for the period	(723,823)	(519,327)	(1,100,239)	(710,763)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	30 June 2025	30 June 2024
	(unaudited)	(unaudited)
Loss before income taxes	(1,100,239)	(710,719)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	5,758,437	5,414,053
Interest and commission expenses	4,010,316	3,544,769
Depreciation and amortization	1,402,221	1,132,598
Interest income on time deposits	(920,100)	(519,217)
Interest income on financial investments	(3,066)	(512)
Interest income on credit sales	(842,716)	(754,579)
Provision for unused vacation liability	91,295	64,075
Provision for personnel bonus	422,983	208,212
Provision for legal cases	5,771	4,101
Provision for doubtful receivables	534,295	114,692
Provision for impairment of trade goods, net	249,518	59,646
Provision for post-employment benefits	50,828	42,086
Provision for share based payment	68,598	56,130
Fair value gains of financial investments	(33,225)	(147,236)
Provision for license fee	122,866	-
Provision for Turkish Capital Markets Board fee	-	(570)
Net foreign exchange differences	(237,346)	(403,494)
Monetary gains on provisions	(205,425)	(161,076)
Monetary losses on non-operating activities	1,041,624	2,174,428
Changes in net working capital
Change in trade payables and payables to merchants	1,232,022	(1,083,104)
Change in inventories	(739,985)	(1,263,185)
Change in trade and loan receivables	(289,999)	171,438
Change in contract liabilities and merchant advances	13,672	(335,345)
Change in contract assets	(519)	(2,260)
Change in other liabilities	(512,349)	(53,824)
Change in other assets and receivables	(193,402)	36,048
Change in due from related parties	16,987	(13,862)
Change in due to related parties	(15,099)	(184)
Post-employment benefits paid	(21,044)	(18,608)
Payments for concluded litigation	(938)	(7,547)
Payments for personnel bonus	(450,768)	(318,190)
Payments for unused vacation liabilities	(14,041)	(4,435)
Payments for license fee	(190,837)	-
Collections of doubtful receivables	23,014	-
Net cash provided by operating activities	3,514,912	1,810,276
Investing activities:
Purchases of property and equipment and intangible assets	(1,104,944)	(1,180,608)
Proceeds from sale of property and equipment	7,381	7,242
Purchase of financial investments	(2,099,114)	(10,201,573)
Proceeds from sale of financial investments	3,021,793	8,472,577
Interest received on credit sales	822,594	762,697
Interest income on time deposits and financial investments	914,280	503,673
Net cash provided by/(used in) investing activities	1,561,990	(1,635,992)
Financing activities:
Proceeds from borrowings	2,916,597	1,034,858
Repayment of borrowings	(3,504,348)	(649,010)
Interest and commission paid	(3,707,780)	(3,188,798)
Lease payments	(470,538)	(210,704)
Net cash used in financing activities	(4,766,069)	(3,013,654)
Net increase/(decrease) in cash and cash equivalents	310,833	(2,839,370)
Cash and cash equivalents at 1 January	7,874,078	9,263,474
Effects of inflation on cash and cash equivalents	(1,125,248)	(1,515,795)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	22,539	44,615
Cash and cash equivalents at 30 June	7,082,202	4,952,924

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit (net income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/ (losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(TRY in millions)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss for the period	(723.8)	(519.3)	(1,100.2)	(710.7)
Financial income	1,130.9	811.3	2,166.6	2,010.5
Financial expenses	(2,356.1)	(1,830.3)	(4,239.7)	(3,797.1)
Depreciation and amortization	(705.4)	(565.8)	(1,402.2)	(1,132.6)
Monetary gain	467.3	543.3	1,520.2	1,262.8
EBITDA	739.5	522.1	854.8	945.7

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(in TRY million unless indicated otherwise)	Three months ended June 30,			Six months ended June 30,
	2025	2024	y/y %	2025	2024	y/y %
Revenue	16,743.8	13,657.3	22.6%	31,994.9	30,214.5	5.9%
Cost of inventory sold	(10,408.4)	(8,189.4)	27.1%	(20,017.4)	(19,177.5)	4.4%
Gross Contribution	6,335.4	5,467.9	15.9%	11,977.5	11,037.0	8.5%

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(in TRY million unless indicated otherwise)	Three months ended June 30,			Six months ended June 30,
	2025	2024	y/y %	2025	2024	y/y %
Revenue	16,743.8	13,657.3	22.6%	31,994.9	30,214.5	5.9%
Reversal of IAS 29 adjustment	239.2	3,773.1	(93.7)%	1,448.3	9,417.7	(84.6)%
IAS 29 - Unadjusted Revenue	16,504.6	9,884.2	67.0%	30,546.6	20,796.8	46.9%

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(in TRY million unless indicated otherwise)	Three months ended June 30,			Six months ended June 30,
	2025	2024	y/y %	2025	2024	y/y %
Revenue	16,743.8	13,657.3	22.6%	31,994.9	30,214.5	5.9%
Cost of inventory sold	(10,408.4)	(8,189.4)	27.1%	(20,017.4)	(19,177.5)	4.4%
Gross Contribution	6,335.4	5,467.9	15.9%	11,977.5	11,037.0	8.5%
Reversal of IAS 29 adjustment	(305.5)	1,103.2	(127.7)%	(642.8)	2,447.4	(126.3)%
IAS 29 - Unadjusted Gross Contribution	6,640.9	4,364.7	52.2%	12,620.3	8,589.6	46.9%

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(TRY in millions)	Three months ended June 30
	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025	2024	Reversal of IAS 29	IAS 29 Unadjusted 2024
Net loss for the period	(723.8)	(194.4)	(529.4)	(519.3)	(348.2)	(171.2)
Taxation on income	0.0	0.0	0.0	0.0	0.0	0.0
Financial income	1,130.9	18.3	1,112.6	811.3	218.8	592.5
Financial expenses	(2,356.1)	(0.7)	(2,355.4)	(1,830.3)	(490.6)	(1,339.7)
Depreciation and amortization	(705.4)	(316.2)	(389.2)	(565.8)	(354.3)	(211.5)
Monetary gain	467.3	467.3	0.0	543.3	543.3	0.0
EBITDA	739.5	(363.2)	1,102.6	522.1	(265.3)	787.4

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(TRY in millions)	Six months ended June 30
	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025	2024	Reversal of IAS 29	IAS 29 Unadjusted 2024
Net loss for the period	(1,100.2)	(252.8)	(847.5)	(710.7)	(642.9)	(67.8)
Taxation on income	0.0	0.0	0.0	0.0	0.0	0.0
Financial income	2,166.6	100.6	2,066.0	2,010.5	630.4	1,380.1
Financial expenses	(4,239.7)	(107.9)	(4,131.7)	(3,797.1)	(1,129.5)	(2,667.7)
Depreciation and amortization	(1,402.2)	(647.0)	(755.3)	(1,132.6)	(729.7)	(402.9)
Monetary gain	1,520.2	1,520.2	0.0	1,262.8	1,262.8	0.0
EBITDA	854.8	(1,118.7)	1,973.6	945.7	(676.9)	1,622.7

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(TRY in millions)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net cash provided/(used in) by operating activities	3,872.4	(320.9)	3,514.9	1,810.3
Capital expenditures	(473.1)	(552.5)	(1,104.9)	(1,180.6)
Proceeds from the sale of property and equipment	5.9	3.0	7.4	7.2
Free Cash Flow	3,405.2	(870.4)	2,417.4	636.9

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2025. Unaudited.

(TRY in millions)	As of June 30, 2025	As of Dec 31, 2024
Current assets	23,009.9	24,332.0
Cash and cash equivalents	(7,089.6)	(7,875.7)
Financial investments	(1,815.0)	(2,782.4)
Current liabilities	(24,982.8)	(25,185.3)
Bank borrowings, current	1,219.4	1,963.3
Lease liabilities, current	550.7	477.3
Net Working Capital	(9,107.4)	(9,070.8)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	GMV – Kaspi definition as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Marketplace GMV – Kaspi definition as total value of orders/products sold through our Marketplace over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders (excluding digital products and HepsiExpress) as the number of orders we received through our platform including returns and cancellations but excluding orders for digital products and orders made on HepsiExpress;

•	Number of orders excluding digitals – Kaspi definition as the number of orders we received through our platform excluding returns and cancellations and digital products;

•	Order Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Order Frequency (excluding digital products and HepsiExpress) as the average number of orders per Active Customer over a 12-month period preceding the relevant date, but excluding orders for digital products and orders made on HepsiExpress;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customers as users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customers (excluding digital products and HepsiExpress) as users (both unregistered users and members) who have purchased at least one item listed on our platform (excluding orders for digital products and orders made on HepsiExpress) within the 12-month period preceding the relevant date, including returns and cancellations;

•	Digital products as non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription; and

•	Average order value (excluding digital products) as GMV divided by the number of orders in a given period, excluding digital products from the nominator and the denominator.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported approximately 65 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflicts in Ukraine and Syria, including their impact on Türkiye’s border regions; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the high inflationary environment and/or (vi) currency devaluation; (d) the impact of Kaspi’s acquisition of a controlling stake in the Company; (e) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (g) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (h) our liquidity, substantial indebtedness, and ability to obtain additional financing; (i) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (j) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (k) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (l) regulatory changes in the e-commerce law, corporate tax law and income tax law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will”, “seek”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2024 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited quarterly financial information as of and for the three months and six months ended June 30, 2025, and June 30, 2024 and as of December 31, 2024. The financial information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.